FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

John Hancock Investment Management Distributors
LLC
Year Ended December 31, 2020
With Report of Independent Registered Public
  Accounting Firm



FORM X-17A-5 PART III JHIMD to sign.pdf

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E-Signature Summary

E-Signature 1: Jeffrey Long (JL)
February 25, 2021 13:41:40 -5:00 [19BB6D3F23EF] [165.225.9.92]
jlong@jhancock.com (Principal) (ID Verified)

E-Signature Notary: David Peter Baghdassarian (DPB)
February 25, 2021 13:41:40 -5:00 [C75BA685F050] [70.253.71.127]
david.b@klgates.com
I, David Peter Baghdassarian, did witness the participants named above electronically sign this document.















UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Investment Management Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Berkeley Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Long 617-663 4343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jeffrey Long_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __John Hancock Investment Management Distributors LLC_____ , as of __December 31_____, 20 __20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

STATE OF FLORIDA

_____

COUNTY OF MIAMI-DADE

The foregoing instrument was sworn to before me by means of online notarization on Feb. 25, 2021 by JEFFREY LONG in his capacity as Chief Financial Officer, who produced MA driver's license No. S52301423 as identification.

Jeffrey Long
Signed on 2021/02/25 13:41:40 -5:00
Signature

Chief Financial Officer
_____
Title

_____ Notary Public
Signed on 2021/02/25 13:41:40 -5:00

David Peter Baghdassarian
Commission # HH 53180
Notary Public - State of Florida
My Commission Expires Oct 17, 2024

Notary Stamp 2021/02/25 11:41:40 PST   C75BA685F050

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2020

Contents



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
John Hancock Investment Management Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of John Hancock Investment Management Distributors, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations, changes in shareholder's equity, and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 1991.

February 25, 2021

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets

Cash & cash equivalents	$	159,081
Money market securities - trading (cost $52,603,144)		52,603,144
Accounts receivable		1,767,666
Deferred selling commissions		1,352,498
Due from affiliated companies		1,752,974
Intangible assets, net		2,440,927
Software, net		6,209,389
Other assets		909,945
Total assets	$	67,195,624

Liabilities

Accounts payable and accrued expenses	$	18,969,396
Commissions and distribution expenses payable		6,291,690
Due to affiliated companies		12,887,506
Deferred income taxes, net		630,099
Total liabilities		38,778,691

Shareholder's equity

Common stock ($1.00 par value; 1,000 shares authorized, issued and outstanding)		1,000
Additional paid-in capital		1,493,851,129
Retained earnings (deficit)		(1,465,435,196)
Total shareholder's equity		28,416,933
Total liabilities & shareholder's equity	$	67,195,624

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

Revenues

Selling commissions	$	17,474,934
Rule 12b-1 service fees		113,837,592
Other revenue		272,805
Total revenues		131,585,331

Expenses

Selling commissions	28,699,115
Rule 12b-1 service fees	90,553,650
Marketing support expenses	38,595,155
Other selling, general, and administrative expenses	152,705,639
Total expenses	310,553,559

Income (loss) before income taxes		(178,968,228)
Income tax expense (benefit)		(37,399,574)
Net income (loss)	$	(141,568,654)

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2020	$ 1,000	$1,361,951,129	($1,323,866,491)	$ 38,085,638
Currency translation adjustment			(51)	(51)
Net income (loss)			(141,568,654)	(141,568,654)
Capital contributions by Parent		131,900,000		131,900,000
Balance at December 31, 2020	$ 1,000	$ 1,493,851,129	($ 1,465,435,196)	$ 28,416,933

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC

STATEMENT OF CASH FLOWS

Operating Activities

Net income (loss)	$ (141,568,654)
Adjustments to reconcile net income to net cash provided by operating activities:	
Net currency translation (gains) losses	(51)
Net (subscriptions) redemptions of money market securities	6,998,357
Amortization of deferred selling commissions	2,394,012
Amortization of software and other intangible assets	4,934,390
Change in operating assets and liabilities:	
Accounts receivable	271,355
Deferred selling commissions, excluding amortization	(2,531,775)
Deferred income taxes	(261,174)
Due to/from affiliated companies	(971,961)
Other assets	190,310
Accounts payable and accrued expenses	(191,987)
Commissions and distribution expenses payable	(703,754)
Net cash provided by (used in) operating activities	(131,440,932)

Financing Activity

Capital contributed by Parent	131,900,000
Net cash provided by (used in) financing activities	131,900,000
Net increase (decrease) in cash	459,068
Bank overdraft at beginning of year	(299,987)
Cash and cash equivalents at end of year	$ 159,081

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business

John Hancock Investment Management Distributors LLC (the "Company") or is a direct wholly-owned subsidiary of John Hancock Investment Management LLC ("JHIM" or "Parent"). JHIM is a direct wholly-owned subsidiary of John Hancock Subsidiaries, LLC ("Subsidiaries"). Subsidiaries is a direct wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of John Hancock Financial Corporation ("JHFC"). JHFC is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Act") and a Securities and Exchange Commission ("SEC") registered investment advisor under the Investment Advisers Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated in the State of Delaware on January 19, 1991. The Company serves as the wholesale distributor and/or underwriter throughout the United States for the registered investment companies (the "Funds") managed by JHIM.

The Company is a member of the Securities Investor Protection Corporation ("SIPC") through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or affect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

The Company's results and operations have been and may continue to be adversely impacted by the COVID -19 pandemic and the recent economic downturn. The adverse effects include but are not limited to significant volatility in equity markets, redemptions, and disruption of business operations. The breadth and depth of these events and how long they will continue have introduced additional uncertainty around estimates used in determining the carrying value of certain assets and liabilities included in these financial statements.

Cash. Cash includes cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Money Market Securities. The Company classifies its money market securities as trading securities and records these securities at fair value. The change in fair value related to trading securities is included in other revenue in the Statement of Operations. These securities include investments in money market registered investment companies.

Deferred Selling Commissions. The Company pays a selling commission to the selling broker/dealer for Class C-Shares. C-Share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over a period not to exceed one year.

The amortization periods are intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds upon redemption of C-shares. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed. On an annual basis, the Company tests for impairment and none was noted for the year ended December 31, 2020.

Intangible Assets. Intangible assets include the distribution network of sales agents and producers responsible for procuring business. As a result of the acquisition of John Hancock by MFC in 2004, $16,936,000 was initially recognized as the fair value of the distribution networks. Distribution networks are amortized over their respective estimated lives in other selling, general, and administrative expenses. Management determined at inception that these other intangible assets have an estimated definite life of 28 years.

Amortizing intangible assets are reviewed for impairment only upon the occurrence of certain triggering events. Impairments are recorded whenever the other intangible asset's fair value is deemed to be less than its carrying value.

Software. Software consists of customer relationship management software and other software development costs for internal-use which are amortized on a straight-line basis up to a 5-year useful life. The amortization period commences when the software is ready for use, and is intended to approximate the period of time over which the Company will benefit from the functionality of the software. The Company assesses the expected future benefit of the software at least annually to determine whether the value of the asset should be impaired.

Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distressed sale) between market participants at the measurement date; that is, an exit value.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date.

- Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

- Level 3 – Fair value measurements using significant non-market observable inputs. These include valuations for assets that are derived using data, some or all of which is not market observable data, including assumptions about risk.

Money market securities are classified within Level 1 of the fair value hierarchy and based on quoted market prices. Additionally, there were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2020.

Revenue Recognition. Selling commissions are recorded on the trade date. CDSC commissions are recognized as income when received. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Other revenue includes interest income which is recognized on an accrual basis.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreement in effect for the applicable tax year, the income tax provision (or benefit) is computed as if each entity filed a separate federal income tax return with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to due from affiliated companies. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

Foreign Currency Translation. Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Transactions in a foreign currency are initially recorded at the functional currency rate prevailing at the date of the transaction. Revenues and expenses are translated using the average exchange rates during the year. Gains or losses on foreign currency transactions are reflected in earnings.

Current Adoption of Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)*, which replaces the existing incurred loss impairment guidance and revises the assessment of expected credit losses for financial assets carried at amortized cost, including trade and other receivables, loans and commitments, and other financial assets. The standard requires entities to estimate potential credit losses that may be incurred over the life of the assets, as opposed to recognizing a loss at the time it is incurred. The Company has adopted this standard as of January 1, 2020 and performed an assessment to determine whether adoption resulted in recognition of credit impairment. After reviewing all instruments included and excluded from the current expected credit losses (CECL) model and considering the nature of the assets in scope (i.e.

receivable type, frequency in which they are collected), the Company determined there was no indication of current expected credit losses and there was no recognition of impairment as a result of adoption.

Note 3 – Related Party Transactions

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Statement of Financial Condition and Statement of Operations may not necessarily be indicative of the financial condition and results that would have existed if the Company operated as an unaffiliated entity.

Rule 12b-1 Distribution Plans. The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. These plans are subject to annual review and approval by the independent trustees of each of the Funds. Under the terms of the distribution plans, each Fund makes monthly payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund. The Company incurred and paid John Hancock Distributors LLC ("Distributors") Rule 12b-1 distribution fees for distributing certain funds on behalf of the Company of $20,793,851 for the year ended December 31, 2020 and are included in Rule 12b-1 service fees paid in the Statement of Operations.

Service Agreements. The Company reimburses JHUSA payroll, rent, shared services, and other administrative expenses. These expenses amounted to $136,472,141 for the year ended December 31, 2020 and are included in other selling, general, and administrative expenses in the Statement of Operations.

Due from/to Affiliated Companies. Due from affiliated companies at December 31, 2020 included certain operating expenses paid by the Company on behalf of JHIM. Generally, these are settled monthly.

Due to affiliated companies at December 31, 2020 includes 12b-1 fee expenses, broker support expenses, payroll related expenses and other administrative expenses paid on behalf of the Company by Distributors, John Hancock Signature Services, Inc. ("Signature Services"), JHUSA, Manufacturers Life Insurance Company ("MLI") and MFC. Generally, these are settled monthly.

Capital Contributions. For the year ended December 31, 2020, the Company received cash capital contributions of $131,900,000 from JHIM.

Note 4 – Deferred Selling Commissions

The rollforward of deferred selling commissions as of December 31, 2020 is as follows:

Balance, beginning of year	$	1,214,735
Additions		2,531,775
Amortization		(2,394,012)
Balance, end of year	$	1,352,498

Note 5 – Intangible Assets

Intangible assets are as follows:

December 31, 2020	Gross Carrying Amount	Accumulated Net Amortization	Net Carrying Amount
Subject to amortization:			
Distribution network	$ 16,936,000	(14,495,073)	$ 2,440,927
Total	$ 16,936,000	(14,495,073)	$ 2,440,927

Amortization expense was $567,282 for the year ended December 31, 2020. The expense is recorded to other selling, general, and administrative expenses in the Statement of Operations. Amortization expense for other intangible assets is expected to be approximately $485,594 in 2021, $415,668 in 2022, $355,812 in 2023, $293,054 in 2024, and $ 238,756 in 2025. There were no intangible asset impairments in 2020.

Note 6 – Software

Software is comprised of the following as of December 31, 2020:

Software	$	22,672,632
Less accumulated amortization		(16,463,243)
Software, net	$	6,209,389

Amortization expense for the year ended December 31, 2020 amounted to $4,367,108 and is included in other selling, general, and administrative expenses in the Statement of Operations.

Note 7 – Income Taxes

The Company is included in the consolidated federal income tax return of JHFC.

The components of income taxes for year ended December 31, 2020 were as follows:

Current taxes		
Federal	$	(37,150,990)
State		12,590
Total		(37,138,400)
Deferred taxes		
Federal		(261,174)
Total		(261,174)
Total income tax expense (benefit)	$	(37,399,574)

A reconciliation of income taxes at the federal income tax rate to income tax expense (benefit) charged to operations for year ended December 31, 2020 follows:

Tax at 21%	$	(37,583,328)
Add (deduct):		
Nondeductible expenses, including meals and Entertainment		173,808
State and local income taxes		9,946
Total income tax expense (benefit)	$	(37,399,574)

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at the financial condition date. For December 31, 2020, deferred tax assets and liabilities consisted of the following:

Deferred income tax assets:		
Incentive compensation	$	166,521
Total deferred income tax assets		166,521
Deferred income tax liabilities:		
Deferred selling commissions	$	284,025
Intangible assets, net		512,595
Total deferred income tax liabilities		796,620
Net deferred tax assets (liabilities)	$	(630,099)

The Company has not recorded a valuation allowance with respect to the realizability of its deferred tax assets. In assessing the need for a valuation allowance, management considered the future reversal of taxable temporary differences, future taxable income exclusive of reversing temporary differences, taxable income in the carry back period, as well as tax planning strategies. Tax planning strategies were considered to the extent they were both prudent and feasible and if implemented, would result in the realization of deferred tax assets. Based on management's assessment of all available information, management believes that it is more likely than not the Company will realize the full benefit of its deferred tax assets.

The IRS is auditing tax years 2016-2018. No issues have been raised.

The Company has no reserves for uncertain tax positions. Any related interest and penalty expense would be recorded in Other Selling, General and Administrative Expense in the Statement of Operations.

Note 8 – Net Capital and Regulatory Requirements

As a registered broker/dealer, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1").

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2020, the Company had net capital, as defined, of $13,561,570. The minimum net capital requirement at December 31, 2020 was $250,000.

The Company has claimed exemption from Rule 15c3-3 of the SEC under paragraph (k)(1) of that rule.

Note 9 – Commitments and Legal Proceedings

Commitments. The Company has entered into operating leases with unrelated parties for office space. Minimum payments required under the leases are as follows:

		Office Space
Year ending December 31,	2021	21,468
	2022	4,338
		$ 25,806

Legal Proceedings. The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company. The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the Securities and Exchange Commission or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

Note 10 – Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2020 financial statements through February 25, 2021, the date on which the financial statements were issued.

Supplemental Information

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS, LLC
NOTES TO FINANCIAL STATEMENTS

John Hancock Investment Management Distributors LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2020

Computation of Net Capital

Total shareholder's equity (from Statement of Financial Condition)	$	28,416,933
Allowable credits:		
Deferred income taxes, net		630,099
Total capital and allowable credits		29,047,032
Nonallowable assets:		
Accounts receivable		1,767,666
Deferred selling commissions		1,352,498
Software, net		1,752,974
Due from affiliated companies		2,440,927
Intangible assets, net		6,209,389
Other assets		909,945
Total nonallowable assets		14,433,399
Net capital before haircuts on securities positions		14,613,633
Haircuts on securities:		
Investment in money market securities		1,052,063
Total haircuts on securities		1,052,063
Net capital	$	13,561,570

Computation of Alternate Net Capital Requirement

Minimum net capital required (2% of aggregate debit items pursuant to Rule 15c3-3)	$	-
Minimum dollar net capital requirement	$	250,000
Net capital requirement (greater of above amounts)	$	250,000
Excess net capital over requirement	$	13,311,570

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2020.

John Hancock Investment Management Distributors LLC
Schedule II – Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(1) of that rule.



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of
John Hancock Investment Management Distributors, LLC

We have reviewed management's statements, included in the accompanying exemption report pursuant to SEC Rule 15c3-3, in which (1) John Hancock Investment Management Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2020 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2021



John Hancock Investment Management Distributors LLC's Exemption Report

John Hancock Investment Management Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following: The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (1). The Company serves as a wholesale distributor and/or underwriter throughout the United States primarily for variable life insurance products, variable annuity products, and registered investment companies (the Funds) sponsored and managed by John Hancock Life Insurance Company (U.S.A) and their affiliated entities. The Company operates pursuant to SEC Rule 15c3-3 (k)(1) (The Customer Protection Rule) limiting its business to distribution of mutual funds and/or variable life insurance or annuities. The company does not hold customer funds and/ or safekeep customer securities.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

John Hancock Investment Management Distributors LLC

I, _Jeff Long_____swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

February 25, 2021